January 13, 2010

Ms. Pamela A. Long

Assistant Director

Division of Corporate Finance

US Securities & Exchange Commission

Washington DC 20549 -0401

Re:

Acceleration Request

Green Plains Renewable Energy, Inc. (the “Company”)

Registration Statement on Form S-3/A Amendment No. 1

File No: 333-163203

Dear Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 Eastern Time on Thursday, January 14, 2010, or as soon thereafter as is convenient.

In connection with this request, the Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your assistance in this matter.

Respectfully submitted,

/s/ Michelle Mapes

Michelle Mapes

Executive Vice President –

General Counsel & Corporate Secretary